Mail Stop 0510

      January 18, 2005

Via U.S. mail and facsimile

Mr.  H. O. Woltz III
President and Chief Executive Officer, Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

	RE:	Form 10-K for the fiscal year ended October 2, 2004
			File No. 1-9929

Dear Mr. Woltz:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 2, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis
Results of Operations, page 13

2. Rather than disclosing and discussing amounts and percentages in your MD&A that exclude various items, such as revenues from discontinued product lines on page 14 and restructuring charge and the gain on an insurance settlement on page 15, please instead quantify and discuss each item as a part of your explaining the business reasons for the change in the overall GAAP line item. Please also revise your MD&A to better quantify the incremental impact of each business reason mentioned on the overall change in that line item. Please show us what your revised MD&A will look like for 2004 as compared to 2003, which will still appear in your next Form 10-K.

Liquidity and Capital Resources

Financial Covenants, page 17

3. Please disclose in tabular form how the fixed charge coverage ratio is computed for each period it is presented. See Item 10(e) of
Regulation S-X.

Aggregate Contractual Obligations, page 18

4. Please revise your table of contractual obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements
Statements of Operations, page 22

5. Operating income would appear between paragraphs 6 and 7 of Rule
5-03(b) of Regulation S-X. The presentation of a subtotal between the operating income subtotal and the subtotal described in paragraph
10 is not appropriate. If the earnings before interest, income taxes and accounting change subtotal represents operating income under US
GAAP, please consider retitling this subtotal accordingly. If it does not represent operating income under US GAAP, please tell us your basis for presenting this subtotal in your US GAAP financial statements.

Statements of Cash Flows, page 24

6. Please tell us how you determined the cash you paid as a result of your termination of interest rate swaps should be appropriately classified as a financing activity, as opposed to an operating activity. See footnote 12b. to paragraph 45A of SFAS 133, as amended by SFAS 149.

7. Please tell us what types of amounts you are including in the financing costs line item of your financing activities section in each period presented. Please present the subsequent amortization of these financing costs in a separate line item in the operating activities section, rather than combining them with the depreciation and amortization line item.

8. You disclose on page 26 that the cash surrender value of your life insurance is included in the other assets line item of your balance sheet. Please tell us how you considered paragraph .13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the conclusion that increases in the cash surrender value of your life insurance policies did not represent investing activities. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

9. Please tell us how you treated any borrowings against the cash surrender value in your cash flow statements. Please tell us each of the circumstances, if any, under which you would be obligated to repay the borrowings against the cash surrender value. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved. Please tell us how you concluded that premiums paid for life insurance policies and borrowings against the cash surrender value, if any, met the criteria in paragraph 13 of
SFAS 95 to be netted, rather than presented gross.

Note 2 - Summary of Significant Accounting Policies
General

10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Revenue recognition and credit risk, page 26

11. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of sales, also disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10.

Note 13 - Business Segment Information, page 37

12. You are organized into two business units: Concrete
Reinforcing
Products and Industrial Wire Products. Your CEO reviews the operating results of these business units to make decisions about resources to be allocated to these business units. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of the two operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

13. Please disclose the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131.

14. Expand your disclosures to include product sales information in accordance with paragraph 37 of SFAS 131.

Note 15 - Comprehensive Income (Loss), page 38

15. Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements as required by paragraph 22 of SFAS 130. Your presentation of comprehensive income in a footnote does not meet this requirement. Please also disclose for all periods presented the amounts of the reclassification adjustments for each classification of other comprehensive income. See paragraph 20 of SFAS 130.

16. Please disclose the amount of existing gains or losses that you expect to be reclassified into earnings within the next 12 months related to your cash flow hedges. See paragraph 45.b.(2) of SFAS
133.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr.  H. O. Woltz III
January 18, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE